                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                        TCI SATELLITE ENTERTAINMENT, INC.
                           ---------------------------
                                (NAME OF ISSUER)

1. TCI Satellite Entertainment, Inc. Series A Common Stock, par value $1.00 per share ("Series A Common Stock")

2. TCI Satellite Entertainment, Inc. Series B Common Stock, par value $1.00 per share ("Series B Common Stock")

                         ---------------------------
                        (TITLE OF CLASS OF SECURITIES)

1.     Series A Common Stock:                                          872298104
2.     Series B Common Stock: -------------------------------          872298203
                                     (CUSIP NUMBER)

                             Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                 January 5, 1998
                      -----------------------------------
         (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240-13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index on Page A-1


                                   CUSIP Nos.
Series A Common Stock:                                                                                    872298104
Series B Common Stock:                                                                                    872298203
---------------------------------------------------------------------------------------------------------------------
             1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                  Gary Magness
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             2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a) / /
                  (b) /X/
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             3)   SEC Use Only
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             4)   Source of Funds (See Instructions)          N/A
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             5) Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e) / /
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             6) Citizenship or Place of Organization U.S.A.
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                    7) Sole Voting Power           Series A Common Stock                                   162,255(1)
Number of Shares                                   Series B Common Stock                                    66,485(2)
                  ---------------------------------------------------------------------------------------------------
  Beneficially      8) Shared Voting Power         Series A Common Stock                                 3,205,858(1)
                                                   Series B Common Stock                                 3,053,585(2)
 Owned by Each    ---------------------------------------------------------------------------------------------------
                    9) Sole Dispositive Power        Series A Common Stock                                 162,255(1)
Reporting Person                                     Series B Common Stock                                  66,485(2)
                  ---------------------------------------------------------------------------------------------------
     With          10) Shared Dispositive Power    Series A Common Stock                                 3,205,858(1)
                                                   Series B Common Stock                                 3,053,585(2)
---------------------------------------------------------------------------------------------------------------------
      11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                  Series A Common Stock                                 3,368,113(1)
                                                  Series B Common Stock                                 3,120,070(2)
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           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                  / /
---------------------------------------------------------------------------------------------------------------------
           13)    Percent  of Class  Represented  by  Amount in Row (11) 5.5% of
                  Series A Common Stock 36.9% of Series B Common Stock
---------------------------------------------------------------------------------------------------------------------
           14)    Type of Reporting Person (See Instructions)    IN
---------------------------------------------------------------------------------------------------------------------

               (1) Series B Common Stock is convertible at any time on a one-for-one basis into Series A Common Stock. See Item 5 below. The numbers of shares of Series A Common Stock shown in rows 7 through 11 above assume that the shares of Series B Common Stock shown in rows 7 through 11 above have been converted into shares of Series A Common Stock.

               (2) SEE Item 5.

ITEM 1.  SECURITY AND ISSUER

     The equity securities to which this Schedule 13D relates are as follows:


     1. TCI Satellite Entertainment, Inc. Series A Common Stock, par value $1.00 per share ("Series A Common Stock"); and

     2. TCI Satellite Entertainment, Inc. Series B Common Stock, par value $1.00 per share ("Series B Common Stock").

     The issuer of the Series A Common Stock and Series B Common Stock (collectively, the "Company Securities") is TCI Satellite Entertainment, Inc. (the "Company") whose principal executive offices are located at 8085 South Chester, Englewood, Colorado 80112.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) This Schedule 13D is filed on behalf of Gary Magness. On January 5, 1998, Kim Magness and Gary Magness were appointed as co-personal representatives of the Estate of Bob Magness (the "Bob Magness Estate") which directly owns Company Securities.

     (b) The business address of Gary Magness is c/o Raymond L. Sutton, Jr., Baker & Hostetler LLP, 303 East 17th Avenue, Suite 1100, Denver, Colorado 80203.

     (c) Gary Magness is the co-personal representative of the Bob Magness Estate with a principal address of Estate of Bob Magness, c/o Raymond L. Sutton, Jr., Baker & Hostetler LLP, 303 East 17th Avenue, Suite 1100, Denver, Colorado 80203.

     (d) The filing person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The filing person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f) The filing person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION

     On January 5, 1998, Kim Magness and Gary Magness were appointed co-personal representatives of the Bob Magness Estate. The filing person has no present plan or proposal that relates to or would result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; except that, although there is no present plan or proposal to dispose of the Company Securities, the personal representatives intend to sell or otherwise dispose of the Company Securities (i) as may be required to pay the expenses of administration and other liabilities of the Bob Magness Estate, including the Bob Magness Estate's tax liabilities, (ii) as may be required of the personal representatives in fulfillment of their fiduciary duties to the Bob Magness Estate, and (iii) as may be required to effect the distribution of the assets of the Bob Magness Estate to the beneficiaries of the Bob Magness Estate;

     (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present board of directors of the Company or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:

                                                  AMOUNT AND NATURE OF         PERCENT OF             TOTAL
       TITLE OF CLASS                             BENEFICIAL OWNERSHIP       CLASS POWER(1)      VOTING POWER(1)
      ----------------                           ----------------------     ----------------     ----------------
                                                                                                      22.0%
       Series A Common Stock                        3,368,113(2)(3)(4)(5)          5.5%

       Series B Common Stock                        3,120,070(2)(3)(4)(5)         36.9%

(1) Based on 58,239,114 shares of Series A Common Stock and 8,465,234 shares of Series B Common Stock, outstanding on October 31, 1997.

(2) Series B Common Stock is convertible at any time on a one-for-one basis into Series A Common Stock. The numbers of shares of Series A Common Stock shown in this Item 5 assume that the shares of Series B Common Stock have been fully converted into shares of Series A Common Stock.

     In addition, each share of Series B Common Stock is entitled to 10 votes per share and each share of Series A Common Stock is entitled to one vote per share. Accordingly, when these classes of stock are aggregated, Gary Magness may be deemed to currently beneficially own voting equity securities representing approximately 22.0% of the voting power with respect to a general election of directors of the Company.

(3) Effective January 5, 1998, Kim Magness and Gary Magness were appointed co-personal representatives of the Bob Magness Estate. Accordingly, the following shares beneficially owned by the Bob Magness Estate are reflected in full in Gary Magness' share information (i) 3,205,858 shares of Series A Common Stock, and (ii) 3,053,585 shares of Series B Common. The foregoing share numbers assume the conversion in full of the shares of Series B Common Stock into shares of Series A Common Stock. SEE footnote 2 to this
     Item 5(a) for an explanation of the convertibility of the shares of Series B Common Stock into shares of Series A Common Stock.

(4) Includes, as applicable, 4,895 shares of Series A Common Stock and 300 shares of Series B Common Stock beneficially owned by Mr. Magness' spouse, as to which Mr. Magness disclaims any beneficial ownership thereof. The foregoing share numbers assume the conversion in full of the shares of Series B Common Stock into shares of Series A Common Stock. See footnote 2 to this Item 5(a) for an explanation of the convertibility of the shares of Series B Common Stock into shares of Series A Common Stock.

(5) Includes 75 shares of Series A Common Stock beneficially owned by Mr. Magness' daughter, as to which Mr. Magness holds such shares as custodian and disclaims any beneficial ownership thereof.

     (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power (as a co-executor of the Bob Magness Estate) to vote or dispose of the shares:

                    Class of Security                                 Sole Power                Shared Power
                   -----------------------                           ------------              --------------
                    Series A Common Stock                               162,255                  3,205,858
                    Series B Common Stock                                66,485                  3,053,585

     (c) The transactions described in Item 4 are the only transactions effected during the last sixty days by the person named in Item 5(a) above.

     (d) No person is known by the filing person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Securities identified in this Item 5.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are presently no contracts, arrangements, understandings or relationship between the filing person and other persons with respect to the Series A Common Stock and Series B Common Stock beneficially owned by the filing person.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                   None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:   October 8, 1998



       /s/ Gary Magness
-------------------------------------------
Gary Magness